Shelter Properties IV Limited Partnership

55 Beattie Place, P.O. Box 1089

Greenville, SC 29602

November 30, 2009

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

450 Fifth Street, NW

Washington, D.C.  20549

Attn:  Ms. Jessica Barberich and Ms. Kristi Marrone

Re:      Shelter Properties IV Limited Partnership

            Form 10-K for the year ended December 31, 2008

            Forms 10-Q for the quarters ended March 31 and June 30, 2009

            File No. 000-10884

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the undersigned on behalf of Shelter Properties IV Limited Partnership (the “Partnership”), in a letter dated November 13, 2009.  The Partnership’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

1.      Comment:  You disclose that the Partnership’s assets are thought to be generally sufficient for any near term needs, exclusive of capital improvements and repayment of advances from affiliates.  However, we note that the minimum payments due on your mortgage notes exceed operating cash flows and cash on hand.  In that regard, please explain to us and revise in future filings how you plan to fund your debt service requirements and operating expenses to the extent that they exceed operating cash flows.

Response:  The Partnership evaluated several factors before stating that the Partnership’s assets were thought to be generally sufficient for any near-term needs, exclusive of capital improvements and amounts due to affiliates.  As noted in the Liquidity and Capital Resources discussion, the Partnership had cash on hand of approximately $142,000 at December 31, 2008 and generated approximately $246,000 of cash from operating activities during the year ended December 31, 2008.  The Partnership used approximately $851,000 to service the principal portion of its mortgage debt during the year ended December 31, 2008, which was funded from operating cash flow and advances from an affiliate of the corporate general partner.   As disclosed in Note B to the financial statements for the year ended December 31, 2008, the Partnership’s debt service for 2009 was expected to be approximately $2.8 million, with approximately $893,000 of that amount applied to the principal.  The Partnership disclosed that it had completed a redevelopment of the property in early 2008 and the Partnership believed that as a result of the improvements gained through the redevelopment, the property would have increased cash flows and that cash flows would be sufficient for 2009 for the Partnership to meet its current obligations, including required 2009 debt service.  For the nine months ended September 30, 2009, the Partnership has generated approximately $2 million of cash from operating activities and used approximately $666,000 to repay the principal portion of its required mortgage debt service.

The Partnership has disclosed that while an affiliate of the corporate general partner has from time to time voluntarily funded certain of the Partnership’s operating deficits and may do so again in the future, neither the corporate general partner nor any of its affiliates is obligated to fund the Partnership’s operating deficits, nor has the corporate general partner or any of its affiliates committed to fund the Partnership’s operating deficits. Given the Partnership’s historical cash flows from operating activities, the recent completion of the redevelopment project at its investment property, and the expected operating cash flow to be generated from property operations in 2009, the Partnership believed it would have sufficient cash flow from operations to meet its obligations, including the payment of its debt service and operating expenses.

  Comment:  Please revise the title of the non-GAAP liquidity measure “net cash used in operations” in future filings in order to distinguish it from the similarly titled GAAP financial measure.  Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Response:  The Partnership Agreement provides for partners to receive distributions from the net proceeds of the sales of properties, the net proceeds from refinancing and net cash from operations, as those terms are defined in the Partnership Agreement.  The Partnership Agreement also requires that the limited partners be furnished with a statement of net cash from operations.  To satisfy this requirement, the Partnership has included the reconciliation of net cash provided by operating activities to net cash from operations as such term is defined in the Partnership Agreement and the related discussion of this non-GAAP measure in the Liquidity and Capital Resources section within Management’s Discussion and Analysis of Financial Condition and Results of Operations.  In all future filings, the Partnership will revise the title of the non-GAAP liquidity measure from “Net cash used in operations” to “Net cash used in operations – (as defined in the Partnership Agreement).”

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Stephen B. Waters, Senior Director, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,

                                                                        /s/ Stephen B. Waters

Stephen B. Waters

Senior Director

Shelter Realty IV Corporation as the corporate general partner of Shelter Properties IV Limited Partnership